Revised date of the Extraordinary General Meeting of Shareholders

On December 6, 2013, the Board of Directors of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) passed the following resolution to change the date of the previously announced extraordinary general meeting of shareholders (the “EGM”) from December 26, 2013 (which date was previously announced pursuant to the resolution of the Board of Directors on August 27, 2013) to January 28, 2014.

Key Details Relating to the EGM

•	Meeting Date and Time: January 28, 2014; 09:00 a.m. (local time)

•	Venue: Woori Bank head office building, 5th floor, 203, Hoehyon-dong 1-ga,

Chung-gu, Seoul, Korea

•	Agenda:

1)	Approval of the spin-off of Woori Finance Holdings’ businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank.

•	Date of the Board of Directors’ Resolution Regarding the EGM: December 6, 2013

• Related disclosure: Report on Form 6-K submitted by Woori Finance Holdings on August 27, 2013, titled “Announcement of an Extraordinary General Meeting of Shareholders and the Closing of Shareholder Register.”